UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE GAAP FINANCIAL STATEMENTS INCLUDED IN EXHIBIT 99.1 TO THIS FORM 6-K AND THE FIRST PARAGRAPH OF THE PRESS RELEASE ATTACHED AS EXHIBIT 99.2 TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-111931, 333-123981, 333-190207, 333-195465, 333-203087, 333-211628 AND 333-215591) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512 AND 333-189111), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of the registrant consists of the contents above and the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release, dated November 7, 2019 reporting the Registrant’s third quarter 2019 financial results.

Exhibit 99.2	Press release, dated November 7, 2019 naming Eyal Harari as CEO effective January 1, 2020 and appointing Yaron Ravkaie to Board of Directors effective January 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: November 7, 2019	By:	/s/ Amir Hai
	Name:	Amir Hai
	Title:	CFO

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